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	SECURITIES AND EXCHANGE COMMISSION SCHEDULE 13G
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Sixth Street Lending Partners
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
N/A
       (CUSIP Number)
DEcember 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
x
    Rule 13d-1(b)
?	Rule 13d-1(c)
?	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for
 a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP No .

Page 2 of





1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY)
State of Connecticut, acting
through its Treasurer
06-6000798
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	O
(b)	O
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF
SHARES
BENEFICIALLY
OWNED
BY EACH
REPORTING
PERSON
WITH:
5
SOLE VOTING POWER
100%

6
SHARED VOTING POWER


7
SOLE DISPOSITIVE POWER
100%

8
SHARED DISPOSITIVE POWER



9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON
1,972,641
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN SHARES
El
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.01%
12
TYPE OF REPORTING PERSON
EP

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	SECURITIES AND EXCHANGE COMMISSION SCHEDULE 13G
INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
(1)	Names of Reporting Persons - Furnish the full legal name of
 each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be
identified in the report but who is not a reporting person.
(2)	If any of the shares beneficially owned by a reporting
person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a
relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3)	The third row is for SEC internal use; please leave blank.
(4)	Citizenship or Place of Organization - Furnish citizenship
if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)49), (11) Aggregated Amount Beneficially Owned By Each Reporting
Person, etc. - Rows (5) through (9) inclusive,
and (11) are to be completed in accordance with the provisions of
Item 4 of Schedule 13G. All percentages are to be
rounded off to the nearest tenth (one place after decimal point).
(12) Type of Reporting Person -
Category-	Symbol
Broker Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO
Notes:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or TO) by
appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the
schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of section 18 of the
Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank
forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents
filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange
Act rules as to such matters as clarity and size
(Securities Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the Securities Exchange
Act of 1934 and the rules and regulations thereunder, the
Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is mandatory.
The information will be used for the primary purpose
of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be
made a matter of public record. Therefore, any information given will be available for inspection by any member of the
public.
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Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to
other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with
litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.
Failure to disclose the information requested by this schedule may result in civil or criminal action against the persons
involved for violation of the Federal securities laws and rules promulgated thereunder.
GENERAL INSTRUCTIONS
A.	Statements filed pursuant to Rule 13d-1(b) containing the
information required by this schedule shall be filed not
later than February 14 following the calendar year covered by the statement or within the time specified in Rules
13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(d)
 shall be filed within the time specified in Rules
13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to
Rule 13d-1(c) shall be filed not later than February 14
following the calendar year covered by the statement pursuant to
 Rules 13d-1(d) and 13d-2(b).
B.	Information contained in a form which is required to be
filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to
any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the
relevant pages of such form shall be filed as an exhibit to this schedule.
C.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers
to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the
items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.
Item 1.
(a)	Name of Issuer Sixth Street Lending Partners
(b)	Address of Issuer's Principal Executive Offices 2100
Mckinney Avenue, Suite 1500, Dallas, TX 7501
Item 2.
(a)	Name of Person Filing State of Connecticut, acting through
 its Treasurer
(b)	Address of Principal Business Office or, if none, Residence 55
 ELM STREET, HARTFORD, CT, 06106
(c)	Citizenship United States
(d)	Title of Class of Securities Common Shares of Beneficial
Interest
(e)	CUSIP Number N/A
Item 3. If this statement is filed pursuant to ??240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is
a:
(a)	p A broker or dealer registered under section 15 of the
 Act (15 U.S.C. 78o);
(b)	p A bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c);
(c)	p An insurance company as defined in section 3(a)(19) of the Act
 (15 U.S.C. 78c);
(d)	p An investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a-
8).;
(e)	D An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);
( )	x An employee benefit plan or endowment fund in accordance with ?
240.13d-1(b)(1)(ii)(F);
( )	A parent holding company or control person in accordance with ?
240.13d-1(b)(1)(ii)(G);
(a)	A savings associations as defined in Section 3(b) of the Federal
 Deposit Insurance Act (12 U.S.C. 1813);
(f)	p A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(b)	A non-U.S. institution in accordance with ? 240.13d-1(b)(1)(ii)(J; and
(c)	A group, in accordance with ?240.13d-1(b)(1)(ii)(K). ). If a member of the group is filing as a non-U.S.
institution in accordance with ?240.13d-1(b)(1)(ii)(J), please specify the type of institution:
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Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:  1,972,641
(b)	Percent of class:  9.01%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of  100%
(iv)	Shared power to dispose or to direct the disposition of
Instruction. For computations regarding securities which represent a right to acquire an underlying security see
?240.13d-3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following D.
Instruction: Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the
Parent Holding Company
      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Item 8. Identification and Classification of Members of the Group
      If a group has filed this schedule pursuant to ?240.13d-1(b)(1)
(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ?240.13d-1(c) or ?240.13d-1(d), attach an exhibit stating the identity of each member of the group.
Item 9. Notice of Dissolution of Group
      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Item 10. Certification
(a) The following certification shall be included if the statement is filed pursuant to 5C 240.13d-1(b):


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11/2/22, 1:53 PM	SECURITIES AND EXCHANGE COMMISSION SCHEDULE 13G
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of
changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with
or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.
(b)	The following certification shall be included if the statement is filed pursuant to ? 240.13d-1(b)(1)(ii)(J), or if the
statement is filed pursuant to ? 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file
pursuant to ? 240. 13d- 1 (b)(1)(ii)(J):
      By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to
[insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the
functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.
(c)	The following certification shall be included if the statement is filed pursuant to ? 240.13d-1(c):
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not
acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose
or effect, other than activities solely in connection with a nomination under ? 240.14a-11.
SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 2,2023
Date
Signature
Edward Wright, CIO
Name/Title
      The original statement shall be signed by each person on whose behal f the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive
officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the
Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties for whom copies are to be sent.
      Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C.
1001)


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